UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                    NETWORK ACCESS SOLUTIONS CORPORATION
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                              (Name of Issuer)

                  Common Stock, $0.001 par value per share
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                       (Title of Class of Securities)

                               64120S109
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                              (CUSIP Number)

                             Wayne A. Wirtz
                          SBC Communications Inc.
                          175 East Houston Street
                           San Antonio, TX 78205
                            (210) 351-3736
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               (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 7, 2000
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           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

                             (Page 1 of 8 Pages)


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CUSIP No. 64120S109            13D              Page 2 of 8 Pages
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1)  NAME OF REPORTING PERSON            SBC Communications Inc.
                                              I.D. # 43-1301883
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2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                  (a)       [ ]
                                                  (b)       [ ]
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3)  SEC USE ONLY
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4)  SOURCE OF FUNDS:                                         WC
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5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware
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NUMBER OF         7)  SOLE VOTING POWER                  2,956,984
SHARES            --------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER                        0
OWNED BY          --------------------------------------------------
EACH              9)  SOLE DISPOSITIVE POWER             2,956,984
REPORTING         --------------------------------------------------
PERSON WITH       10) SHARED DISPOSITIVE POWER                    0
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11) AGGREGATE AMOUNT BENEFICIALLY OWNED                2,956,984
      BY EACH REPORTING PERSON
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12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                        [ ]
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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11      6.1%
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14) TYPE OF REPORTING PERSON:                               HC
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                                                            Page 3 of 8 Pages


Item 1.  Security and Issuer

         Common Stock, par value $0.001 per share, of Network Access Solutions Corporation, 100 Carpenter Drive, Sterling, VA 20165.

Item 2.  Identity and Background

         (a) and (b)       The Reporting Person is a Delaware
corporation, with its principal office and principal place of business at 175 East Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of the Reporting Person. The Reporting Person is a communications holding company whose subsidiaries and affiliates provide communications services, including landline and wireless telecommunications services and equipment, directory advertising, publishing services and Internet access services.

         (c )     Per Instruction C, the name and present principal
occupation of each executive officer and director of the Reporting Person is set forth in Exhibit I hereto and incorporated herein by reference. The business address of all of the individuals listed on Exhibit I is c/o the Vice President and Secretary, SBC Communications Inc., 175 East Houston, 11th Floor, San Antonio, Texas 78205.

         (d) During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) Each executive officer and director of the Reporting Person is a citizen of the United States, except for director Carlos Slim Helu, who is a citizen of Mexico.

         (g)      Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 7, 2000, the Reporting Person used $75,000,000.00 of its working capital to purchase 750,000 shares of Series B
Convertible Preferred Stock of the Issuer.
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                                                     Page 4 of 8 Pages
Item 4.  Purpose of Transaction

         The Reporting Person and the Issuer entered into a Stock Purchase Agreement, dated February 4, 2000 (the "Stock Purchase Agreement"), pursuant to which the Reporting Person agreed to purchase, and the Issuer agreed to sell, 750,000 shares of the Issuer's Series B Convertible Preferred Stock for $75,000.000.00. The Stock Purchase Agreement further provided that, so long as the Reporting Person owned all of the shares of the Series B Convertible Preferred Stock purchased pursuant thereto (or all of the shares of the Issuer's Common Stock received upon the conversion of the Series B Convertible Preferred Stock), then the Reporting Person shall have the right to elect its designee as a member of the Issuer's Board of Directors, with such director having no vote until the conversion of the Series B Convertible Preferred Stock into Common Stock is effected. The purchase and sale of the Series B Convertible Preferred Stock was consummated on March 7, 2000, following the receipt of regulatory approvals and the satisfaction of the other closing conditions.

         Under the Certificate of Designations of the Series B Convertible Preferred Stock (the "Certificate of Designations"), the shares of the Issuer's Series B Convertible Preferred Stock are convertible, at any time, at the holder's option, into shares of the Issuer's Common Stock at a conversion rate of 1:3.2258. The shares of the Issuer's Series B Convertible Preferred Stock are also subject to mandatory conversion, at the Issuer's option, at any time between the second and fifth anniversary of their issuance, at the same conversion rate of 1:3.2258, provided that the average closing price of the Issuer's Common Stock in the 30 days preceding the conversion date is at least $31.00 per share. The closing price necessary for mandatory conversion and the conversion rate are subject to adjustment in the event of certain extraordinary events such as a reorganization, share exchange, reclassification, subdivision or combination of shares, and stock dividend. The Series B Convertible Preferred Stock pays dividends at a rate of 7.0% per annum on the stated value of the Series B Convertible Preferred Stock ($100.00 per share) either in cash or shares of Series B Convertible Preferred Stock into Common Stock.

         With a conversion ratio of 1:3.2258, the 750,000 shares of the Issuer's Series B Convertible Preferred Stock that the Reporting Person holds are immediately convertible into 2,419,350 shares of the Issuer's Common Stock. In addition, on June 4,
1999, as part of the Issuer's initial public offering, the Reporting Person had purchased 537,634 shares of the Issuer's Common Stock. The Reporting Person, then, for purposes of
Section 13 of the Securities Exchange Act, is the beneficial owner of 2,956,984 shares of the Issuer's Common Stock, or approximately 6.1% of the shares of the Issuer's Common Stock that would be issued and outstanding if the Reporting Person were to convert its shares of Series B Convertible Preferred Stock.

         Concurrently with the execution of the Stock Purchase Agreement, a Right of First Offer Agreement (the "Aust Right of First Offer Agreement") was entered into by the Reporting Person; Telefonos de Mexico, S.A. de C.V. ("Telmex"), which also purchased 750,000 shares of Series B Convertible Preferred Stock from the Issuer; the Issuer; and the Issuer's Chairman, Chief Executive Officer, and President, Jonathan P. Aust ("Aust").
Aust granted SBC and
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                                                 Page 5 of 8 Pages

Telmex a right of first offer with respect to future sales by Aust of any securities of the Issuer that Aust owns beneficially or of record. The right of first offer is contingent on the Reporting Person and Telmex owning all of the shares of Series B Preferred Stock (or any shares of Common Stock received upon conversion) that they acquired under the Stock
Purchase Agreement.

         A similar Right of First Offer Agreement (the "Spectrum Right of First Offer Agreement") was entered into by the Reporting Person, Telmex, the Issuer, and two shareholders of the Issuer, Spectrum Equity Investors II, L.P. ("SEA") and SEA 1998 II, L.P. ("SEI"). SEA and SEI granted the Reporting Person and Telmex a right of first offer with respect to future sales by SEA and SEI of any securities of the Issuer that SEA and SEI own beneficially or of record. The right of first offer is contingent on the Reporting Person and Telmex owning all of the shares of Series B Preferred Stock (or any shares of Common Stock received upon conversion) that they acquired under the Stock Purchase Agreement.

         A Registration Rights Side Letter (the "Registration Rights Side Letter") was entered into by the Reporting Person, Telmex, SEA, SEI, and two other shareholders of the Issuer, FBR
Technology Venture Partners L.P. ("FBR") and W2 Venture Partners, LLC ("W2"). SEA, SEI, FBR and W2 (collectively, the "Prior Shareholders") consented to the participation of the Reporting Person and Telmex in any registration statement in which the Prior Shareholders participated. The Reporting Person likewise consented to the participation of Telmex and the Prior
Shareholders in any registration statement in which the Reporting Person participated, and Telmex did the same with respect to the Reporting Person and the Prior Shareholders.

         A Summary of Operating Agreement was entered into by the Reporting Person, Telmex and the Issuer, pursuant to which the parties agreed to negotiate definitive agreements concerning the Reporting Person's and Telmex's purchase of digital subscriber line and other local telecommunications services from the Issuer.

         The Reporting Person and the Issuer were parties to a Loan Agreement, pursuant to which the Reporting Person lent the Issuer $15,000,000.00, which accrued interest at the Prime Rate plus 2% per annum, until regulatory approvals were received for the closing of the Stock Purchase Agreement, at which point interest accrued at 7% per annum. Telmex and the Issuer were parties to a similar Loan Agreement, pursuant to which Telmex lent the Issuer $15,000,000.00.

         The foregoing description is qualified in its entirety by the Stock Purchase Agreement, the Certificate of Designations, the Aust Right of First Offer Agreement, the Spectrum Right of First Offer Agreement, and the Registration Rights Side Letter, which are referenced in Item 7 of this Schedule 13D and incorporated in this Item 4 by reference.

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                                                   Page 6 of 8 Pages

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Person could be deemed to own beneficially an aggregate of 2,956,984 shares of the Issuer's Common Stock.

         (b) The Reporting Person has sole power to vote and dispose the shares of Common Stock that the Reporting Person beneficially owns.

         (c)      See Item 4.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7.  Material to be Filed as Exhibits

Exhibit No.       Description

     I            Directors and Executive Officers of SBC Communications
                  Inc.

     II Stock Purchase Agreement, dated as of February 4, 2000, between the Issuer and the Reporting Person.

     III Certificate of Designations, dated February 4, 2000, with respect to the Issuer's Series B Convertible Preferred Stock.

     IV Right of First Offer Agreement, dated as of February 4, 2000, among Aust, the Reporting Person, Telmex and the Issuer.

     V Right of First Offer Agreement, dated as of February 4, 2000, among SEI, SEA, the Reporting Person, Telmex and the Issuer.

     VI Registration Rights Side Letter, dated February 4, 2000, from SEA, SEI, FBR and W2 to the Reporting Person and Telmex.




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                                                    Page 7 of 8 Pages



                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2000

                                         SBC COMMUNICATIONS INC.



                                         By:  /s/  James S. Kahan
                                              James S. Kahan
                                              Senior Executive Vice President -
                                              Corporate Development




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                                                       Page 8 of 8 Pages

                            EXHIBIT INDEX


Exhibit No.       Description

     I            Directors and Executive Officers of SBC Communications
                  Inc.

     II Stock Purchase Agreement, dated as of February 4, 2000, between the Issuer and the Reporting Person.

     III Certificate of Designations, dated February 4, 2000, with respect to the Issuer's Series B Convertible Preferred Stock.

     IV Right of First Offer Agreement, dated as of February 4, 2000, among Aust, the Reporting Person, Telmex and the Issuer.

     V Right of First Offer Agreement, dated as of February 4, 2000, among SEI, SEA, the Reporting Person, Telmex and the Issuer.

     VI Registration Rights Side Letter, dated February 4, 2000, from SEA, SEI, FBR and W2 to the Reporting Person and Telmex.

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